

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 6010

September 23, 2008

Mr. Robert A. Bosi
Vice President and Chief Financial Officer
Transwitch Corporation
3 Enterprise Drive
Shelton, Connecticut 06484

  Re: Transwitch Corporation
    Form 10-K for the fiscal year ended December 31, 2007
    Filed March 13, 2008
    File No. 000-25996

Dear Mr. Bosi:

  We have completed our review of your Form 10-K and related filings and have no further comments at this time.

       Sincerely,

       Kevin L. Vaughn
       Accounting Branch Chief